SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For December 24, 2007
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ___
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ___
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

SIGNATURE

This Report contains a copy of the following:
(1)	The Press Release issued on December 24, 2007.

PRESS RELEASE
Amsterdam, 24 December
2007
ING closes transaction to acquire Oyak Bank
ING announced today that it has closed the transaction to acquire Oyak Bank. As previously announced on 19 June 2007, ING reached an agreement with Oyak Group to acquire 100 per cent of the shares in Oyak Bank for an amount of USD 2.673 billion.
Founded in 1984, Oyak Bank is a leading bank in the Turkish market with 5900 employees and a market share of approximately 3%. It offers a full range of banking services with a focus on retail banking. The bank has 1.3 million active retail customers and 13,500 SME customers. In total it has 365 branches throughout Turkey, with a good representation in all major cities.
The transaction will be booked in December 2007. The transaction is expected to result in a decrease in the Tier 1 ratio of ING Bank NV of approximately 50 basis points and will have no impact on the ongoing share buy-back programme.
Press enquiries
Nanne Bos
ING Group
+31 20 5416516
nanne.bos@ing.com
Profile ING
ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 75 million private, corporate and institutional clients in more than 50 countries. With a diverse workforce of about 120,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Corporate Control & Finance

By:	/s/ W.A. Brouwer
W.A. Brouwer
Assistant General Counsel

Dated: December 24, 2007